SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q12 Results

Curitiba, Brazil, May 15, 2012 Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first quarter of 2012 (1Q12).

Copel s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Caiuá Transmissora, Centrais Eólicas do Paraná, Costa Oeste Transmissora, Integração Maranhense Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Cutia Empreendimentos Eólicos and Dominó Holdings. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

> Net Operating Revenue: R$ 2,025 million.

> Operating Income: R$ 476 million.

> Net Income: R$ 320 million.

> EPS (Earnings per Share): R$ 1.17.

> EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 585.4 million.

> Return on Shareholders Equity: 2.7% in the period.

> Growth in Power Supply: 7.3% (captive market plus free consumers).

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 03/31/2012	Var. % year	Index	Points 03/31/2012	Var% year
CrPLE3 (common/ BM&FBovespa)	R$ 35.00	6.0	Ibovespa	64,510	13.7
CPLE6 (preferred B/ BM&FBovespa)	R$ 42.75	9.9
ELP (ADS/ Nyse)	US$ 23.51	12.1	DOW JONES	13,212	8.1
XCOP (preferred B/ Latibex)	€ 17.32	6.9	LATIBEX	3,072	5.7

LIST OF CONTENTS

1. General Information	3
1.1 Audit Committee	3
1.2 Provisions, Revaluation of Financial Assets and CVA effects	3
2. Income Statement	3
2.1 Net Operating Revenue	3
2.2 Operating Costs and Expenses	5
2.3 EBITDA	7
2.4 Equity in Results of Investees	7
2.5 Financial Results	7
2.6 Net Income	7
3. Balance Sheet and Investment Program	7
3.1 Assets	7
3.2 Liabilities and Controller s Shareholders Equity	8
3.3 CAPEX	10
4. Shareholding Structure	11
5. Consolidated Financial Statements	12
5.1 Assets	12
5.2 Liabilities	13
5.3 Income Statement	14
5.4 Cash Flow	15
6.1 Assets	16
6.2 Liabilities	17
6.3 Income Statement	18
7. Power Market	19
7.1 Captive Market	19
7.2 Copel Distribuição s Grid Market TUSD	20
7.3 Energy Flow	20
8. Supplementary Information	22
8.1 Tariffs	22
8.2 Main Operational and Financial Indicators	24
8.3 1Q12 Results Conference Call	25

2

1. General Information

1.1 Audit Committee

The contents of COPEL s financial statements are monitored by the Company s Board of Directors through the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

1.2 Provisions, Revaluation of Financial Assets and CVA effects

The quarter s provisions and reversals include: (i) provisions of R$ 52.0 million for litigation involving the Company, in accordance with internal legal counsel s opinion; (ii) provisions of R$ 7.1 million for the adhesion of 42 employees to the Succession and Voluntary Redundancy Program; and (iii) the appropriation of R$ 42.6 million as financial expenses due to the remeasurement of the fair value of COPEL Distribuição s financial assets as a result of new useful life estimates established by ANEEL Resolution 474/12. If the regulatory assets and liabilities were accounted for, the net effect of Compensation Account for Variations in Items from Portion A (CVA) over COPEL 1Q12 results would be negative in $ 4.2 million (compared to R$ 50.7 million negative in 1Q11). For more details, see Note No. 35 of our ITRs.

2. Income Statement

2.1 Net Operating Revenue

In 1Q12, net operating revenue reached R$ 2,024.6 million, up by 10.9% on the R$ 1,826.2 million recorded in 1Q11. The most important variations were:

(i) a 6.5% increase in revenue from electricity sales to final customers , which reflects only electricity sales revenues, excluding the distribution grid tariff (TUSD), basically due to: (a) a 6.0% upturn in captive market consumption and (b) the tariff increase as of June 24, 2011;

3

(ii) a 16.5% increase in revenue from electricity sales to distributors , due to (a) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral agreements and (b) higher revenue from the spot market (CCEE);

(iii) a 13,5% upturn in use of the main transmission grid item (TUSD and TUST revenue), due to: (a) market growth, (b) Copel Distribuição's period tariff adjustments, and (c) higher interest revenue from transmission assets;

(iv) a 12.7% decline in construction revenue , due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) a 9.2% upturn in telecommunications revenue , thanks to new customers the customer base increased from 1,088 in March 2011 to 1,569 in March 2012;

(vi) a 22.6% increase in distribution of piped gas (supplied by Compagas), following tariff adjustments (8.5% as of August 2011 and 4.50% as of March 2012) and higher gas sales (7.9% volume increase in the first quarter), mainly to the industrial segment, which accounted for 49.4% of sales volume; and

(viii) a 43.3% increase in other operating revenues , mainly caused by higher revenue from the lease of the Araucária thermal plant, following contractual adjustments with Petrobras and its dispatch as of March 2012.

			R$'000
Income Statement	1Q12 (1)	1Q11 (2)	Var% (1/2)
Electricity sales to final customers	608,182	571,175	6.5
Electricity sales to distributors	421,031	361,254	16.5
Use of main transmission grid (TUSD/ TUST)	749,078	659,793	13.5
Construction revenue	105,194	120,566	(12.7)
Telecommunications revenues	30,845	28,239	9.2
Distribution of piped gas	69,833	56,954	22.6
Other operating revenues	40,475	28,249	43.3
Net operating revenues	2,024,638	1,826,230	10.9

4

2.2 Operating Costs and Expenses

In the first quarter of 2012, operating costs and expenses totaled R$ 1,580.6 million, an 15.1% increase over the R$ 1,373.1 million recorded in 1Q11. The main highlights were:

(I) a 10.8% increase in electricity purchased for resale on account of higher costs of energy from auctions (CCEAR) and the spot market (CCEE);

			R$'000
Electricity Purchased for Resale	1Q12 (1)	1Q11 (2)	Var. % (1/2)
Itaipu	120,520	110,116	9.4
CCEAR (Auction)	409,639	376,676	8.8
CCEE	49,840	17,312	187.9
Itiquira	33,560	36,803	(8.8)
Dona Francisca	16,443	15,905	3.4
Proinfa	33,235	25,661	29.5
(-) Pis/Pasep and Cofins	(59,688)	(37,652)	58.5
TOTAL	603,549	544,821	10.8

(ii) an 11.8% upturn in charges for the use of the main transmission grid , due to the start-up of new assets in the system;

(iii) a 22.7% rise in personnel and management , to R$ 227.2 million, driven by: a 4.4% headcount increase, (b) a 7.4% pay rise as of October 2011, (c) Succession and Voluntary Redundancy Program severance pay (R$ 7.1 million in 1Q12, versus R$ 1.8 million in 1Q11), and (d) the career structure and compensation revision as of June 1, 2011;

5

(iv) the balance of pension and healthcare plans reflects the accrual of liabilities pursuant to the 2012 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Resolution 600/2009, and the monthly installments of the two plans; For further details, see Note 20 post-employment benefits" in our Standardized Financial Statements;

(v) a 26.8% decline in material and supplies , mainly reflecting lower purchases of material for the power system;

(vi) raw material and supplies for electricity production include expenses with the acquisition of coal for the Figueira thermal power plant;

(vii) a 44.4% upturn in natural gas and supplies for the gas business", following the volume increase (7.9% up in 1Q12), higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the effects of the recent depreciation of the real, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) a 12.9% increase in third-party services , largely due to contractual adjustments and higher expenses with expansion services (metering, bill delivery, tree pruning, telephony, data processing and transmission, right of way cleaning and other services);

(ix) the variation in provisions and reversals was mainly caused by the reappraisal of the amounts provisioned for litigation involving the Company, in accordance with legal counsel s opinion; and

(x) a 14.0% decline in "construction costs , as a result of investments in power distribution and transmission.

			R$ '000
Operating Costs and Expenses	1Q12 (1)	1Q11 (2)	Var.% (1/2)
Electricity purchased for resale	603,549	544,821	10.8
Charges for the use of main transmission grid	172,317	154,184	11.8
Personnel and management	227,244	185,269	22.7
Pension and healthcare plans	39,832	31,452	26.6
Material and supplies	15,263	20,864	(26.8)
Raw material and supplies for electricity generation	5,070	6,633	(23.6)
Natural gas and supplies for the gas business	49,801	34,499	44.4
Third-party services	94,641	83,836	12.9
Depreciation and amortization	141,326	133,998	5.5
Provisions and reversals	67,744	(2,234)	-
Construction cost	103,322	120,082	(14.0)
Other operating costs and expenses	60,448	59,649	1.3

6

2.3 EBITDA

Between January and March, 2012, EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization) totaled R$ 585.4 million, a 0.3% dip over the R$ 587.2 million recorded in 1Q11.

2.4 Equity in Results of Investees

Equity in investees reflects the gains and losses on the investments in COPEL's investees. In 1Q12, this figure comprised R$ 14.6 million from Dominó Holdings (Sanepar), R$ 2.5 million from Foz do Chopim Energética, R$ 1.9 million from Dona Francisca Energética and R$2.1 million loss from Sercomtel Telecom.

2.5 Financial Results

Financial revenues fell by 30.3%, to R$ 128.3 million, due to the cash reduction, to lower interest and inflation in the period, leading to reduced monetary variation on the transfer of CRC balance and concession financial assets, partially offset by higher interest for late payment on overdue electricity bills.

Financial expenses totaled R$ 113.0 million in 1Q12, 53.4% higher year on year, chiefly due to the appropriation of R$ 42.6 million as a result of the remeasurement of the fair value of Copel Distribuição s financial assets due to new useful life estimates, pursuant to Aneel Resolution 474/12.

2.6 Net Income

COPEL recorded net income of R$319.7 million in 1Q12, 16.9% down year on year.

3. Balance Sheet and Investment Program

3.1 Assets

On March 31, 2012, COPEL s total assets amounted to R$ 19,350.0 million, 1.2% up on the figure recorded on December 31, 2011.

3.1.1 Cash and Cash Equivalents and Financial Investments

On March 31, 2012, the cash, cash equivalents and short-term financial investments of Copel s wholly-owned subsidiaries and controlled companies totaled R$ 1,323.5 million and were mostly invested in Bank Deposit Certificates (CDBs), government bonds and repo transactions. The investments earned an average yield of 101% of the Interbank Deposit Certificate (CDI) variation in the period.

7

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,342.3 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

3.1.3 Accounts Receivable related to Concession

Based on the characteristics established in the electricity distribution and transmission concession contracts, management understands that the conditions for the adoption of Technical Interpretation ICPC-01 Concession Agreements are met. ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Property, Plant and Equipment

The Company adopted the deemed cost method to determine the fair value of the fixed assets of generation and telecommunications activities. These fixed assets are depreciated on a straight-line basis, based on the annual rates established by Aneel, practiced and accepted by the market as appropriate, limited to the concession term, when applicable.

The estimate useful life, residual values and depreciation are reviewed on the closing balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

This line mostly comprises the intangible assets arising from Copel Distribuição s concession agreements, consisting of exploration rights of construction and electricity supply services, which will be recovered by billing customers.

3.2 Liabilities and Controller s Shareholders Equity

COPEL s consolidated debt totaled R$ 2,192.2 million on March 31, 2012, representing a debt/equity ratio of 18.1%.

The controller s shareholders equity came to R$ 12,136.3 million in 1Q12, 2.6% higher than on December 31, 2011 and equivalent to R$ 44.35 per share (book value per share).

8

3.2.1 Debt Profile

The breakdown of the balances of loans and financing is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign Currency	National Treasury	5,016	52,400	57,416
	Eletrobras	5	11	16
	Total	5,021	52,411	57,432
Domestic Currency	Eletrobras - COPEL	45,925	204,571	250,496
	FINEP	1,966	3,416	5,382
	BNDES/ Banco do Brasil S/A - Mauá	10,134	1,479,346	1,489,480
	Banco do Brasil S/A and other	68,353	2,066,436	2,134,789
	Total	68,353	2,066,436	2,134,789
TOTAL		73,374	2,118,847	2,192,221

Loan and financing maturities are presented below:

						R$'000
	Short-Term Apr/12 - Mar/13	Apr/13 - Dec/13	2014	Long-Term 2015	2016	After 2016
Domestic Currency	68,353	696,598	406,933	564,899	58,133	339,873
Foreign Currency	5,021	2,446	1,225	-	-	48,740
TOTAL	73,374	699,044	408,158	564,899	58,133	388,613

Copel s consolidated net debt (loans and financing less cash) trends are shown below:

9

3.2.2 Payables related to Concession Use of Public Property (UBP)

It refers to the concession charges for the Use of Public Property (UBP) incurred since the execution of the project's concession agreement until the end of concession.

				R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	44,041	619	-	44,660
Noncurrent liabilities	350,072	11,767	13,736	375,575

3.2.3 Reserves for Litigation

The Company is involved in a series of lawsuits in different courts and instances. Copel s management, based on its legal advisors opinion, maintains provisions for litigation for those cases assessed as probable losses.

The balances of provisions for contingencies are as follows:

			R$ '000
Consolidated	Mar/12 (1)	Dec/11 (2)	Var % (1 / 2)
Tax	297,285	281,937	5.4
Labor suits	123,789	128,505	(3.7)
Employees and Benefits	58,194	58,089	0.2
Civil	519,158	484,042	7.3
Suppliers	87,398	88,003	(0.7)
Civil and administrative claims	138,264	112,059	23.4
Easements	5,385	4,839	11.3
Condemnations and property	278,418	273,647	1.7
Customers	9,693	5,494	76.4
Environmental claims	125	104	20.2
Regulatory	48,313	48,146	0.3
TOTAL	1,046,864	1,000,823	4.6

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of the quarter, totaled R$ 2,130.2 million distributed in lawsuits of the following natures: tax, R$ 1,179.2 million; civil, R$ 713.4 million; labor, R$ 182.4 million; employee benefits, R$ 37.8 million; and regulatory, R$ 17.4 million.

3.3 CAPEX

COPEL s investments from January to March 2012 and the maximum investment forecast for 2012 are presented below:

10

		R$ million
	Carried out 1Q12	Scheduled 2012
Generation and Transmission	238.3	1,069.9
UHE Mauá	42.7	89.1
UHE Colider	151.1	562.4
PCH Cavernoso II	21.1	50.6
Other	23.4	367.8
Distribution	132.6	1,105.0
Telecommunications	7.8	82.5
TOTAL	378.7	2,257.4

Copel s estimated investments in new businesses in 2012 (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora and Integração Maranhense Transmissora) total R$ 136.6 million.

4. Shareholding Structure

On March 31, 2012, paid-up capital stock totaled R$ 6,910.0 million, composed of the following shares (with no par value) and main shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.7	100,904	78.7	120,654	44.1
BM&FBovespa	19,502	13.4	129	33.7	58,778	45.8	78,409	28.7
NYSE	119	0.1	-	-	42,042	32.8	42,161	15.4
LATIBEX	-	-	-	-	84	0.1	84	-
Other	551	0.4	255	66.3	40	-	846	0.2
TOTAL	145,031	100.0	384	100.0	128,240	100.0	273,655	100.0

11

5. Consolidated Financial Statements

5.1 Assets

			R$'000
Assets	Mar/12 (1)	Dec/11 (2)	Var.% (1/2)
CURRENT	3,582,427	3,702,013	(3.2)
Cash and cash equivalents	820,998	1,049,125	(21.7)
Financial investments	502,544	584,687	(14.0)
Customers	1,470,130	1,368,366	7.4
Dividends receivable	17,906	17,906	-
CRC transferred to the State of Paraná	67,090	65,862	1.9
Receivables related to concession	90,455	80,626	12.2
Other receivables	223,926	161,313	38.8
Inventories	109,146	103,802	5.1
Income tax and social contribution	212,666	215,381	(1.3)
Other current taxes recoverable	52,980	50,357	5.2
Prepaid expenses	14,586	4,588	217.9
NONCURRENT	15,767,597	15,419,650	2.3
Long-Term Assets	6,148,894	5,939,512	3.5
Financial investments	114,681	100,142	14.5
Customers	34,466	32,452	6.2
CRC transferred to the State of Paraná	1,275,193	1,280,598	(0.4)
Judicial deposits	495,072	430,817	14.9
Receivables related to concession	3,329,735	3,236,474	2.9
Other receivables	33,240	17,223	93.0
Income tax and social contribution	19,568	18,714	4.6
Other current taxes recoverable	76,865	77,912	(1.3)
Deferred income tax and social contribution	770,074	745,180	3.3
Investments	571,737	549,158	4.1
Property, plant and equipment	7,342,692	7,209,123	1.9
Intangible assets	1,704,274	1,721,857	(1.0)
TOTAL	19,350,024	19,121,663	1.2

12

5.2 Liabilities

			R$'000
Liabilities	Mar/12 (1)	Dec/11 (2)	Var.% (1/2)
CURRENT	1,857,567	2,058,821	(9.8)
Accrued payroll costs	225,661	224,095	0.7
Suppliers	701,477	747,453	(6.2)
Income tax and social contribution	87,976	151,790	(42.0)
Other taxes payable	244,179	288,457	(15.3)
Loans and financing	73,374	116,487	(37.0)
Dividends payable	135,744	135,744	-
Post-employment benefits	21,815	36,037	(39.5)
Regulatory charges	67,201	70,511	(4.7)
Research and development and energy efficiency	157,005	156,915	0.1
Payables related to concession - use of public property	44,660	44,656	-
Other accounts payable	98,475	86,676	13.6
NON-CURRENT	5,107,654	4,993,314	2.3
Suppliers	96,976	108,462	(10.6)
Tax liabilities	34	152	(77.6)
Deferred income tax and social contribution	913,641	927,910	(1.5)
Loans and financing	2,118,847	2,057,985	3.0
Post-employment benefits	445,180	432,838	2.9
Research and development and energy efficiency	110,481	94,649	16.7
Payables related to the concession - use of public property	375,575	370,442	1.4
Other accounts payable	56	53	5.7
Reserve for litigation	1,046,864	1,000,823	4.6
SHAREHOLDERS' EQUITY	12,384,803	12,069,528	2.6
Attributed to controlling shareholders	12,136,349	11,826,694	2.6
Stock capital	6,910,000	6,910,000	-
Valuation adjustments	1,425,967	1,457,081	(2.1)
Legal reserves	536,187	536,187	-
Profit reserves	2,838,551	2,838,551	-
Proposed additional dividends	84,875	84,875	-
Accrued earnings	340,769	-	-
Attributed to minority shareholders	248,454	242,834	2.3
TOTAL	19,350,024	19,121,663	1.2

13

5.3 Income Statement

			R$'000
Income Statement	1Q12 (1)	1Q11 (2)	var % (1/2)
OPERATING REVENUES	2,024,638	1,826,230	10.9
Electricity sales to final customers	608,182	571,175	6.5
Electricity sales to distributors	421,031	361,254	16.5
Use of main transmission grid (TUSD and TUST)	749,078	659,793	13.5
Construction revenue	105,194	120,566	(12.7)
Telecommunications revenues	30,845	28,239	9.2
Distribution of piped gas	69,833	56,954	22.6
Other operating revenues	40,475	28,249	43.3
Operating costs and expenses	(1,580,557)	(1,373,053)	15.1
Electricity purchased for resale	(603,549)	(544,821)	10.8
Use of main transmission grid	(172,317)	(154,184)	11.8
Personnel and management	(227,244)	(185,269)	22.7
Pension and healthcare plans	(39,832)	(31,452)	26.6
Material and supplies	(15,263)	(20,864)	(26.8)
Raw material and supplies for electricity generation	(5,070)	(6,633)	(23.6)
Natural gas and supplies for the gas business	(49,801)	(34,499)	44.4
Third-party services	(94,641)	(83,836)	12.9
Depreciation and amortization	(141,326)	(133,998)	5.5
Provisions and reversals	(67,744)	2,234	-
Construction cost	(103,322)	(120,082)	(14.0)
Other operating costs and expenses	(60,448)	(59,649)	1.3
EQUITY IN RESULTS OF INVESTEES	16,847	14,600	15.4
INCOME BEFORE FINANCIAL RESULTS AND TAXES	460,928	467,777	(1.5)
FINANCIAL RESULTS	15,286	110,360	(86.1)
Financial income	128,306	184,029	(30.3)
Financial expenses	(113,020)	(73,669)	53.4
OPERATING INCOME (EXPENSES)	476,214	578,137	(17.6)
INCOME TAX AND SOCIAL CONTRIBUTION	(156,469)	(193,308)	(19.1)
Income tax and social contribution	(193,330)	(274,966)	(29.7)
Deferred income tax and social contribution	36,861	81,658	(54.9)
NET INCOME (LOSS)	319,745	384,829	(16.9)
Attributed to the Company's controlling shareholders	314,125	379,481	(17.2)
Attributed to minority shareholders	5,620	5,348	5.1
EBITDA	585,407	587,175	(0.3)

14

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	1Q12	1Q11
Cash flow from operating activities
Net income for the period	319,746	384,829
Adjustments to reconcile net income with the cash provided by operating activities	401,709	238,533
Depreciation	84,955	82,347
Amortization of intangible assets - concession	55,714	51,131
Amortization of intangible assets - other	474	337
Amortization of investiments - concession	183	183
Unrealized monetary and exchange variations, net	26,038	(20,863)
Accounts receivable tied to the concession fair value´s update	42,569	-
Remuneration of accounts receivable related to the concession	(79,219)	(106,771)
Equity in the results of investees	(16,847)	(14,600)
Income Tax and Social Contribution	193,330	274,966
Deferred Income Tax and Social Contribution	(37,020)	(81,658)
Provision for loss with receivable accounts related to concession	-	-
Provision for doubtful accounts	15,413	5,093
Provision for losses from devaluation of investments	-	-
Provision for tax credit losses	(331)	-
Reserve for contingencies	52,663	(7,327)
Provisions for post-employment benefits	42,772	33,179
Provision for research and development and energy efficiency	18,999	16,415
Loss on disposal of accounts receivables related to concession	1,630	5,333
Results on disposal of property, plant, and equipment	43	388
Results on disposal of intangible	343	380
Reduction (increase) of assets	(160,150)	17,192
Increase (reduction) of liabilities	(502,272)	(444,784)
Net cash generated by operating activities	59,033	195,770
Cash flow from investing activities
Financial investments	61,166	73,607
Loans to related parties	(13,967)	-
Additions in investments	(6,872)	(111)
Additions to property, plant, and equipment:	(216,800)	(123,640)
Additions to intangible assets related to concessions	(147,277)	(140,337)
Additions to other intangible	(1,331)	(2,205)
Customer contributions	2,054	18,144
Net cash generated (used) by investing activities	(323,027)	(174,542)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	-	(9,024)
Loans and financing obtained	44,723	284
Amortization of principal amounts of loans and financing	(8,856)	(14,980)
Dividends and interest on capital paid	-	(4)
Net cash used by financing activities	35,867	(23,724)
Increase (decrease) in cash and cash equivalents	(228,127)	(2,496)
Cash and cash equivalents at the beginning of the period	1,049,125	1,794,416
Cash and cash equivalents at the end of the period	820,998	1,791,920

15

6. Financial Statements Wholly-Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	991,795	2,165,732	47,957
Cash and cash equivalents	135,645	563,901	11,484
Financial investment	344,611	28,947	-
Customers	299,093	1,157,203	18,101
Dividends receivable	717	-	-
CRC transferred to the State of Paraná	-	67,090	-
Accounts receivable related to the concession	90,455	-	-
Other receivables	90,680	119,849	1,988
Inventories	23,997	74,108	9,443
Income Tax and Social Contribution	2,294	95,928	3,267
Other current taxes recoverable	3,007	46,092	3,469
Prepaid expenses	1,296	12,614	205
NONCURRENT	7,849,184	5,629,472	314,800
Long-Term Assets	1,310,647	4,397,365	18,686
Financial investment	63,942	50,739	-
Customers	-	34,377	89
CRC transferred to the State of Paraná	-	1,275,193	-
Judicial deposits	20,122	250,252	1,024
Receivables related to concession	1,038,521	2,291,146	-
Other receivables	2,366	18,927	-
Other current taxes recoverable	1,774	62,683	8,628
Deferred Income tax and social contribution	183,922	414,048	8,945
Investments	388,450	4,012	-
Property, Plant and Equipment	6,109,960	-	279,253
Intangible Assets	40,127	1,228,095	16,861
TOTAL	8,840,979	7,795,204	362,757

GeT: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

16

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	963,520	1,687,568	47,458
Accrued payroll costs	54,228	154,379	13,487
Suppliers	201,749	497,387	8,913
Income Tax and Social Contribution	67,980	11,128	-
Other taxes payable	16,615	211,563	3,253
Loans and financing	44,890	18,566	-
Dividends payable	523,130	508,695	20,649
Post-employment benefits	5,893	15,183	739
Regulatory charges	4,535	62,666	-
Research and development and energy efficiency	13,944	141,156	-
Payables related to concession - use of public property	619	-	-
Other accounts payable	29,937	66,845	417
NON-CURRENT	1,970,008	2,333,135	41,741
Intercompany receivables	-	808,452	23,000
Suppliers	106,085	-	-
Deferred income tax and social contribution	820,019	55,360	-
Loans, and financing	488,573	717,487	-
Post-employment benefits	121,274	304,268	18,433
Research and development and energy efficiency	37,550	72,931	-
Payables related to the concession - use of public property	25,503	-	-
Reserve for litigation	371,004	374,637	308
SHAREHOLDERS' EQUITY	5,907,451	3,774,501	273,558
Attributed to controlling shareholders
Capital stock	3,505,994	2,624,841	194,755
Valuation adjustments	1,415,001	2,650	-
Legal Reserves	212,108	135,294	5,306
Profit reserves	145,364	883,575	62,685
Proposed additional dividends	435,578	13,468	1,994
Accrued earnings (losses)	193,406	114,673	8,818
TOTAL	8,840,979	7,795,204	362,757

GeT: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

17

6.3 Income Statement

			R$'000
Income Statement	GeT	DIS	TEL
Operating revenues	529,608	1,426,698	41,677
Electricity sales to final customers	28,700	580,188	-
Electricity sales to distributors	389,967	55,163	-
Use of main transmission grid (TUSD/TUST)	89,121	685,116	-
Construction revenue	12,459	88,287	-
Telecommunications	-	-	40,535
Other operating revenues	9,361	17,944	1,142
Operating costs and expenses	(289,029)	(1,269,908)	(28,635)
Electricity purchase for resale	(25,699)	(651,139)	-
Use of main transmission grid	(51,950)	(138,727)	-
Personel and management	(52,242)	(155,688)	(12,840)
Pension and healthcare plans	(9,842)	(27,597)	(1,956)
Material and supplies	(3,618)	(10,464)	(859)
Raw material and supplies for electricity generation	(4,552)	-	-
Third-party services	(18,850)	(75,869)	(4,248)
Depreciation and amortization	(65,163)	(50,380)	(6,655)
Provisions and reversals	(11,255)	(51,563)	(276)
Construction cost	(10,587)	(88,287)	-
Other operating costs and expenses	(35,271)	(20,194)	(1,801)
Equity in results of investees	1,514	-	-
Income before financial results and taxes	242,093	156,790	13,042
Financial Income (expenses)	9,063	17,547	526
Earnings before income taxes	251,156	174,337	13,568
Operating income	(91,686)	(82,555)	(5,384)
Deferred income tax and social contribution	7,440	22,890	634
Net Income	166,910	114,672	8,818
EBITDA	305,742	207,170	19,697

GeT: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

18

7. Power Market

7.1 Captive Market

Copel s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 7.3% between January and March of 2012. The captive market consumed 5,912 GWh, growing by 6.0%, while Copel s GeT free market has grown 37.8%, reaching 319 GWh in the same period.

The industrial segment consumed 1,835 GWh, growing by 4.0% year to date. This result reflected (i) the higher industrial production in the State of Paraná, especially in the edition and printing, oil refining and production of ethanol, wood and food sectors, and (ii) the number of customers expansion due to reclassifications made in the period. At the end of March, this segment represented 31.0% of Copel s captive market consumption, with the company supplying power to 82,849 captive industrial customers.

The residential segment consumed 1,654 GWh, a growth of 6.5%, fueled by the higher credit and income growth. At the end of March 2012, this segment represented 28.0% of Copel s captive market consumption, with the company supplying power to 3,119,325 residential customers.

The commercial segment consumed 1,324 GWh, a growth of 7.3%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 22.4% of Copel s captive market consumption, with the company supplying power to 321,446 captive commercial customers.

The rural segment consumed 553 GWh, growing by 9.6%, due to the higher agricultural output in the State of Paraná and reclassifications on the captive customers base in the period. This segment represented 9.4% of Copel s captive market consumption at the end of the period, with the company supplying power to 377,079 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 546 GWh, up 4.9% in the period. These segments represented 9.2% of Copel s captive market consumption, totaling 52,008 customers at the end of the period.

The following table shows captive market trends by consumption segment:

			GWh
Segment	1Q12 (1)	1Q11 (2)	Var. % (1/2)
Industrial	1,835	1,765	4.0
Residential	1,654	1,553	6.5
Commercial	1,324	1,234	7.3
Rural	553	505	9.6
Other	546	520	4.9
Captive Segment Total	5,912	5,577	6.0

19

7.2 Copel Distribuição s Grid Market TUSD

Copel Distribuição s grid market, comprising the captive market, concessionaires and licensees (other utilities within the State of Paraná) and all free customers within the Company s concession area, grew by 3.0%, as shown in the following table:

			GWh
	1Q12 (1)	1Q11 (2)	Var.% (1/2)
Captive Market	5,912	5,577	6.0
Concession/permission holders	155	146	6.5
Free Customers (*)	652	804	(18.9)
Grid Market	6,719	6,527	3.0
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS concession area.

7.3 Energy Flow

Copel Consolidated

			GWh
	1Q12	1Q11	Var.%
Own Generation	4,780	7,470	(36.0)
Purchased energy	7,660	6,967	9.9
Itaipu	1,295	1,297	(0.2)
Auction CCEAR	4,931	4,517	9.2
Itiquira	231	227	1.8
Dona Francisca	153	156	(1.9)
CCEE (MCP)	304	354	(14.1)
MRE	302	-	-
Proinfa	148	123	20.3
Elejor	296	293	1.0
Total Available Power	12,440	14,437	(13.8)
Captive Market	5,912	5,577	6.0
Concessionaires	155	146	6.2
Free Customers	319	231	-
Bilateral Agreements	249	266	(6.4)
Auction CCEAR	3,859	3,888	(0.7)
CCEE (MCP)	5	24	-
MRE	900	3,210	(72.0)
Losses and differences	1,041	1,095	(4.9)
Basic network losses	284	345	(17.7)
Distribution losses	690	686	0.6
CG contract allocation	67	64	4.7
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

20

Copel Geração e Transmissão

GWh
	1Q12	1Q11	Var. %*
Own Generation	4,780	7,470	(36.0)
CCEE (MCP)	208	172	20.9
MRE	302	-	-
Dona Francisca	153	156	(2.2)
Total Available Power	5,443	7,798	(29.9)
Bilateral Agreements	249	266	(6.5)
CCEAR COPEL Distribuição	347	335	3.6
CCEAR Other	3,512	3,553	(1.2)
Free Customers	319	231	37.8
CCEE (MCP)	-	6	-
MRE	900	3,210	(71.9)
Losses and differences	116	197	(41.0)
* Values subject to rounding adjustments.

Copel Distribuição

GWh
	1Q12	1Q11	Var. %*
Itaipu	1,295	1,297	(0.2)
CCEAR COPEL Geração e Transmissão	347	335	3.6
CCEAR Other	4,526	4,147	9.1
CCEAR - Adjustment auction	59	35	68.0
CCEE (MCP)	96	182	(47.1)
Itiquira	231	227	1.8
Proinfa	148	123	20.7
Elejor S.A	296	293	1.1
Available Power	6,998	6,639	5.4
Captive market	5,912	5,577	6.0
Wholesale	155	146	6.5
CCEE (MCP)	5	18	(75.3)
Losses and differences	926	898	3.1
Basic network losses	169	148	13.9
Distribution losses	690	686	0.5
CG contract allocation	67	64	5.8
* Values subject to rounding adjustments.

21

8. Supplementary Information

8.1 Tariffs

Average Energy Purchase Tariffs

R$/MWh
Tariff	Average MW	Dec/11 (1)	Sep/11 (2)	Dec/10 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Itaipu*	564	96.34	98.46	86.90	(2.2)	10.9
Auction CCEAR 2005 2012	948	79.41	79.42	74.50	-	6.6
Auction CCEAR 2006 2013	460	92.97	92.98	87.24	-	6.6
Auction CCEAR 2007 2014	160	132.76	132.76	124.59	-	6.6
Auction CCEAR 2008 2015	70	111.75	111.72	104.88	-	6.5
Auction CCEAR 2010 H30	66	149.78	149.78	140.57	-	6.6
Auction CCEAR 2010 T15**	64	159.24	159.24	149.45	-	6.6
Auction CCEAR 2011 H30	58	154.40	154.40	145.89	-	5.8
Auction CCEAR 2011 T15**	54	175.58	175.58	164.79	-	6.6
Auction CCEAR 2011 T15**	51	148.75	148.75	139.60	-	6.6
Auction CCEAR 2012 H30	53	158.46	-	-	-	-
Auction CCEAR 2012 T15**	117	157.51	-	-	-	-
Others Auctions***	175	145.56	145.55	136.55	0.0	6.6
Bilaterals	243	160.12	158.18	148.91	0.0	7.5

* Furnas transport charge not included.
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
*** Average price of de products.

22

Average Tariffs for Electricity Sales to Final Customers

R$/MWh
Tariff	Dec/11 (1)	Dec/11 (2)	Mar/11 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Industrial*	211.24	219.71	206.67	(3.9)	2.2
Residential	299.49	296.51	293.67	1.0	2.0
Commercial	263.58	267.77	256.69	(1.6)	2.7
Rural	177.02	177.98	173.65	(0.5)	1.9
Other	206.18	205.29	201.51	0.4	2.3
Retail distribution average rate	243.60	246.79	237.73	(1.3)	2.5
Without ICMS * Free customers not included

Average Tariffs for Electricity Sales to Distributors

R$/MWh
Tariff	Average MW	Dec/11 (1)	Dec/11 (2)	Mar/11 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Auction CCEAR 2005 - 2012	907	79.41	79.28	74.48	0.2	6.6
Auction CCEAR 2006 - 2013	353	93.27	93.14	87.52	0.1	6.6
Auction CCEAR 2007 - 2014	80	104.37	104.24	97.77	0.1	6.8
Auction CCEAR 2008 - 2015	81	110.66	110.46	103.81	0.2	6.6
Auction CCEAR 2009 - 2016	250	126.40	126.37	118.50	-	6.7
Concession holders in the State of Paraná	71	132.46	135.19	133.95	(2.0)	(1.1)

23

8.2 Main Operational and Financial Indicators

March 31, 2012
Generation
Copel GeT power plants	19 (17 hydro, 1 thermal and 1 wind)
Power plants in which Copel holds an interest	6 (5 hydro and 1 thermal plant)
Copel GeT s total installed capacity	4,552 MW
Installed capacity of COPEL s corporate partnerships (1)	606 MW
Copel GeT s automated and remote-controlled power plants	12
Copel s corporate partnerships automated and remote-controlled power plants	03

Transmission
Transmission lines	2,029 km
Substations	31 (100% automated)
Installed capacity of substations	10,902 MVA

Distribution (up to 230 kV)
Distribution networks and lines	184,984 km
Substations	357 (100% automated)
Installed capacity of substations	10,053 MVA
Number of municipalities served	396(2)
Number of localities served	1.117
Number of captive customers	4.0 million
DEC (outage duration per customer, in hours and hundredths of an hour)	2.73
FEC (outage frequency per customer)	2.23 times

Telecommunications
Fiber optic cables main ring (interurban)	7,945 km
Self-sustained fiber optic cables (urban)	16,053 km
Number of municipalities served in Paraná	324
Number of municipalities served in Santa Catarina	2
Number of customers	1,569

Administration
Number of employees (wholly-owned subsidiaries)	9,392
Copel Geração e Transmissão	1,863
Copel Distribuição	7,025
COPEL Telecomunicações	504
Consumers per employee	563

Financial
Book value per share	R$ 44.35 per share
EBITDA	R$ 585.4 million
Current liquidity ratio	1.93

Note:
(1) Proportional to the interest.
(2) 3 partially served municipalities in the rural area.

24

8.3 1Q12 Results Conference Call

Copel will hold its 1Q12 results conference call on May 18, 2012, at 10:00 a.m. (US EST).

>Telephone: (+1 516) 300 1066
>Code: COPEL

A live webcast of the conference call will be available on www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations COPEL
ri@copel.com
Telephone: (+55 41) 3222-2027
Fax: (+55 41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect the management s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financing strategies, the investment program, factors or trends affecting the Company s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.